07027211

RECEIVED
2007 OCT 15 P 4:29

SUPPL

Wienerberger



On the one hand, the numbers could be even better.

On the other hand, we don't want to show off.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Report on the First Six Months of 2007

Earnings Data		1-6/2006	1-6/2007	Change in %	Year-end 2006
Revenues	in € mill.	1,011.9	1,227.3	+21	2,225.0
EBITDA	in € mill.	196.9	256.6	+30	471.9
EBIT	in € mill.	116.8	166.6	+43	299.6
Profit before tax	in € mill.	103.9	171.6	+65	277.3
Profit after tax [1]	in € mill.	81.1	140.1	+73	218.3
Earnings per share	in €	1.09	1.70	+56	2.95
Adjusted earnings per share [2]	in €	1.09	1.57	+44	3.02
Free cash flow [3]	in € mill.	15.0	76.0	>100	272.1
Maintenance capex	in € mill.	46.3	55.2	+19	100.2
Growth investments	in € mill.	255.8	95.3	-63	430.2
Employees [4]		13,107	14,296	+9	13,639

Balance Sheet Data		31.12.2006	30.6.2007	Chg. in %
Equity [5]	in € mill.	1,591.4	2,129.2	+34
Net debt	in € mill.	1,159.8	900.2	-22
Capital employed	in € mill.	2,598.2	2,735.8	+5
Balance sheet total	in € mill.	3,674.3	4,054.5	+10
Gearing	in %	72.9	42.3	-

Stock Exchange Data		1-12/2006	1-6/2007	Chg. in %
Share price high	in €	45.00	58.06	+29
Share price low	in €	32.11	41.90	+30
Share price at end of period	in €	45.00	54.70	+22
Shares outstanding (weighted) [6]	in 1,000	73,309	73,197	-
Market capitalization at end of period	in € mill.	3,337.6	4,057.0	+22

Segments 1-6/2007 *in € mill. and %*	Central-East Europe [7]		Central-West Europe		North-West Europe [7]		USA		Investments and Other [8]	
Revenues	427.6	(+58%)	221.3	(+14%)	440.8	(+13%)	165.9	(-3%)	-28.3	(-86%)
EBITDA	126.8	(>100%)	36.5	(-2%)	89.5	(+10%)	18.8	(-41%)	-15.0	(-72%)
EBIT	96.2	(>100%)	16.8	(-18%)	60.9	(+13%)	11.1	(-54%)	-18.4	(-74%)
Total investments	45.6	(-34%)	14.5	(-52%)	48.1	(-44%)	40.0	(-66%)	2.3	(>100%)
Capital employed	661.9	(+5%)	492.5	(+15%)	1,099.1	(+7%)	470.5	(+8%)	11.8	(-46%)
Employees [4]	5,302	(+10%)	2,422	(+23%)	3,972	(+2%)	2,430	(+9%)	170	(-2%)

1) Before minority interest and hybrid capital coupons
2) Before amortization of goodwill and adjusted for non-recurring income and expenses; in Q1 2007: book gain of € 10.1 million on the sale of securities
3) Cash flow from operating activities minus cash flow from investing activites plus growth investments
4) Average number of employees for the period
5) Equity including minority interest and hybrid capital
6) Adjusted for treasury stock
7) For organizational reasons, Finland and the Baltics States were transferred to the Central-East Europe segment as of January 1, 2007 (previously: North-West Europe); the comparable figures from prior periods were adjusted accordingly
8) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

After an excellent start during the first quarter of 2007, I am now pleased to report to you on a strong first half-year: Group revenues rose by 21% during the first six months to € 1,227.3 million, EBITDA by 30% to € 256.6 million and EBIT by 43% to € 166.6 million. This dynamic growth was supported by favorable weather at the beginning of the year as well as the steady high pace of construction activity throughout large parts of Europe – above all Central-East Europe, where we recorded an increase of 58% in revenues to € 427.6 million and 130% in EBITDA to € 126.8 million during the first six months. The robust development in Central-East Europe underscored the importance of this segment for Wienerberger, which is now reflected in a 35% share of Group revenues and a 49% share of EBITDA. In spite of continuing weakness on the US housing market and the disappointing development of new residential construction in Germany, we are also able to report double-digit growth for the second quarter because of significantly higher sales volumes in Central-East Europe and North-West Europe as well as higher prices.

Positive outlook for the second half-year

Growth in revenues and earnings should continue during the remainder of the year, even though rates may not reach the levels recorded for the first six months. This development will be supported by the recent acquisitions, above all Baggeridge Brick, an English brick company in which we had purchased nearly 100% of the shares by mid-year. Our goal is to start the integration process as soon as possible in order to realize the expected synergies. In addition, Baggeridge will provide us with interesting opportunities for growth on this largest facing brick market in Europe over the coming years because of its raw material reserves. We also took an important expansion step with the acquisition of Arriscraft, the leading producer of manufactured stone in Canada, and our resulting market entry in this country. The company operates two plants in Canada and one in the USA, and also owns a limestone quarry in the southwestern region of Ontario. Arriscraft has established a strong position in the non-residential construction sector which is currently expanding both in the USA and in Canada. The acquisition of Arriscraft creates opportunities for cost and revenue synergies, especially through the use of our direct sales network in the USA, and will also form a basis for new bolt-on projects.

Further growth potential through acquisitions in Great Britain and Canada

Approx. € 500 mill. of growth investments planned for 2007

We intend to continue our successful growth program with a total volume of approximately € 500 million for this year. Part of these funds are intended to be used for the acquisitions of Arriscraft and Baggeridge, and more than € 250 million will be invested in bolt-on projects. In addition, we will spend roughly € 120 million on maintenance capex. The projects planned for this year will be financed with the proceeds from the € 500 million hybrid bond that was issued in February 2007.

Strong earnings growth expected for the full year

I expect sound demand throughout most of Europe, but there are currently no signs of recovery on the residential construction markets in the USA and Germany. Based on our excellent results for the first two quarters and the optimistic outlook for the second half year – above all in Central-East Europe – we will report strong earnings growth for the full year. From the current point of view, we assume that EBITDA and adjusted earnings per share will increase by at least 15% in 2007.

Yours

Financial Review

Revenues and EBITDA
as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q4
25 %
22 %
Q4
Q3
28 %
31 %
Q3
Q2
30 %
34 %
Q2
Q1
17 %
13 %
Q1
Q4
26 %
25 %
Q4
Q3
29 %
33 %
Q3
Q2
28 %
30 %
Q2
Q1
17 %
12 %
Q1
2005
2006
Revenues
EBITDA

H1 Revenues
in € mill.



922.8
1,011.9
1,227.3
1,200
1,000
800
600
400
200
0
2005
2006
2007

H1 EBITDA
in € mill.



201.7
196.9
256.6
250
200
150
100
50
0
2005
2006
2007

Earnings

Wienerberger recorded another period of strong growth during the first half of 2007. Group revenues rose by 21% to € 1,227.3 million and EBITDA by 30% to € 256.6 million. This development was driven by favorable weather at the beginning of the year as well as the steady high pace of construction activity throughout large parts of Europe, above all Central-East Europe. The increase in revenues for the first half-year splits in 13% of higher sales volume and 8% of price effects.

All segments in Europe reported top-line growth. Central-East Europe recorded the largest increase of 58% to € 427.6 million, which was driven by strong demand throughout the region. The sound development of revenues in North-West Europe (+13% to € 440.8 million) was a result of higher sales volumes on key markets in Belgium, France, the Netherlands and Great Britain. On the French market hollow bricks gained additional shares in spite of slight weakness in new residential construction, while the high pace of construction activity in Belgium led to an increase in sales volumes of hollow and facing bricks. Revenues in Central-West Europe rose by 14% to € 221.3 million, as a result of consolidation effects from the four plants acquired in Germany during the past year as well as German exports to Poland and the Benelux countries. In the USA the consolidation of Robinson Brick lead to an increase in dollar revenues, but negative foreign exchange effects resulted in a slight decline in euro revenues (-3% to € 165,9 million).

Full capacity utilization, especially in Central-East Europe, as well as higher prices led to an increase of 30% in Group EBITDA to € 256.6 million. This growth was also generated primarily in Central-East Europe with +130% to € 126.8 million and North-West Europe with +10% to € 89.5 million. In Central-West Europe exports improved the utilization of capacity, but higher freight costs led to a slight decline in earnings (EBITDA -2% to € 36.5 million). Production cutbacks and the resulting costs of idle capacity and negative foreign exchange effects had a negative impact on EBITDA in the USA (-41% to € 18.8 million).

The strong growth in operating profit (EBIT +43% to € 166.6 million) supported an increase of 65% in profit before tax to € 171.6 million. An added positive effect was the improvement in financial results from € -12.9 to +5.1 million, which was related to a book gain of € 10.1 million on the sale of securities and higher income from associates (Pipelife and Tondach Gleinstätten). Profit after tax rose by 73% to € 140.1 million, whereby the deductibility of the hybrid coupon for tax purposes also led to a reduction in the Group's tax rate. It should be noted that according to IFRS the coupons payable are not shown under financial results, but are deducted directly from profit after tax. Adjusted earnings per share increased 44% from € 1.09 to 1.57. The weighted number of shares outstanding for the first half-year totaled 73.2 million.

Cash Flow

Free cash flow showed excellent development, rising from € 15.0 to 76.0 million for the first six months of 2007. Gross cash flow totaled € 233.5 million, which is 59% higher than in the previous year. Cash flow from operating activities increased significantly from € 53.3 to 117.7 million. Despite the sound development of business, acquisitions and operating activities triggered a substantial rise in inventories in Germany, the Netherlands, France, Great Britain, Belgium and, above all, in the USA. Cash outflows for investments and acquisitions of € 150.5 million comprise € 55.2 million of maintenance, replacement and rationalization investments (maintenance capex) and € 95.3 million of new plant construction, capacity extensions and acquisitions (growth investments). The € 97.9 million purchase price for 67.4% in Baggeridge Brick plc, which were

held as of June 30, 2007, is included under other financial assets (up to the closing of the transaction in the third quarter). A dividend of € 94.9 million was paid to the shareholders of Wienerberger AG during May.

Asset and Financial Position

The proceeds from the hybrid capital issued in February 2007 more than offset the seasonal increase in receivables as well as the dividend payment and investments, and resulted in a decrease of 22% in net debt to € 900.2 million. Group equity rose by 34% to € 2,129.2 million following the issue of the hybrid capital and high profit recorded for the period, in spite of the dividend payment and negative foreign exchange effects. Gearing fell sharply from 72.9% as of December 31, 2006 to 42.3% for the same reasons, and is expected to equal approximately 45% at the end of 2007. This figure already includes the purchase of assets from the Arriscraft International Income Fund (approx. € 71 million) as well as the acquisition of 100% of the shares in Baggeridge Brick (approx. € 150 million).

Gearing expected to equal approx. 45% by year-end

The Second Quarter of 2007

Group revenues rose by 15% to € 720.0 million and EBITDA by 22% to € 172.8 million during the second quarter of 2007. In Central-East Europe all countries recorded clear double-digit growth in revenues and earnings, with the exception of Austria, Croatia and Bosnia. Semmelrock and Bramac also profited from the strong construction activity in this region and registered unusually high growth rates. In Central-West Europe the development of revenues during the second quarter was slowed above all by a decline in new residential construction in Germany, and EBITDA was negatively influenced by high freight costs for exports from Germany and slightly increased costs of idle capacity in Switzerland (temporary shutdown of a production line to reduce inventories of clay roof tiles). The improvement in revenues and earnings in North-West Europe was supported by strong demand, particularly in Belgium and the Netherlands. In the USA consolidation effects held revenues at the comparable prior year level, but earnings were burdened by cost of idle capacity following the temporary shutdown of several production lines.

Significant growth in revenues during Q2, above all in Central-East Europe

Revenues *in € mill.*	**4-6/2006**	**4-6/2007**	**Chg. in %**
Central-East Europe [1]	196.2	271.1	+38
Central-West Europe	131.7	134.0	+2
North-West Europe [1]	218.6	241.4	+10
USA	91.6	92.4	+1
Investments and Other [2]	-10.1	-18.9	-87
Wienerberger Group	**628.0**	**720.0**	**+15**

EBITDA *in € mill.*	**4-6/2006**	**4-6/2007**	**Chg. in %**
Central-East Europe [1]	45.5	87.3	+92
Central-West Europe	33.1	29.8	-10
North-West Europe [1]	48.9	52.1	+7
USA	17.5	12.1	-31
Investments and Other [2]	-3.7	-8.5	>100
Wienerberger Group	**141.3**	**172.8**	**+22**

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly

2) Including Group eliminations and holding company costs; negative revenues due to the offset of inter-group revenues in this segment.

Segments

H1 Revenues by Segment


5
4
1
3
2

1 Central-East Europe: 35%
2 Central-West Europe: 18%
3 North-West Europe: 36%
4 USA: 13%
5 Investments and Other: -2%

H1 EBITDA by Segment


5
4
1
3
2

1 Central-East Europe: 49%
2 Central-West Europe: 14%
3 North-West Europe: 35%
4 USA: 7%
5 Investments and Other: -5%

Further earnings growth based on positive outlook for the second half-year

Central-East Europe

Central-East Europe followed strong development during the first three months of 2007 with significant growth in revenues and earnings also during the second quarter. This segment generated 35% of revenues and 49% of Group EBITDA.

Revenues rose by 58% over the prior year to € 427.6 million and EBITDA by 130% to € 126.8 million. This dynamic growth was supported by favorable weather at the beginning of the year as well as the booming construction market and resulting strong demand in this region. In Poland housing starts increased by more than 50% during the first six months of this year. The Czech Republic also reported further growth from a high level. Hungary profited from exports to Romania, Bulgaria and Ukraine as well as a shift in the product mix to higher value added bricks while domestic development of new residential construction remained stable. Romania and Bulgaria – two countries where the demand for bricks is still met in part through imports from Hungary – again reported strong growth. Semmelrock and Bramac also benefited from the favorable development of markets in Central-East Europe, and registered double-digit growth in sales volumes. The unusually strong earnings growth in this segment was achieved by price increases as well as the maximum utilization of production capacity in the Group's plants.

The high level of demand in these markets led Wienerberger to reactivate previously closed production facilities. In Poland three smaller brick plants have started operations since the beginning of this year, and the construction of another new plant and the extension of two facilities are in preparation. The Kunin plant in the Czech Republic also reopened during June. The start-up of the first Wienerberger plant in Bulgaria, which is located in Lukovit, is scheduled for the end of summer, and the Romanian plant in Triteni Cluj will begin production by the end of this year. In Russia the Kiprevo plant is in the optimization phase following its start-up last autumn and the completion of a second plant in Kazan is expected for summer 2008.

The outlook remains positive for the coming months. Wienerberger foresees a continuation of the current strong demand in Poland, the Czech Republic, Romania and Bulgaria as well as an increase in sales volumes in Hungary through exports to neighboring markets. Higher prices should also lead to a further improvement in earnings during the second half-year in spite of rising energy costs, but growth rates will be lower than in the first six months of 2007.

Central-East Europe		1-6/2006 [1]	1-6/2007	Chg. in %
Revenues	*in € mill.*	270.5	427.6	+58
EBITDA	*in € mill.*	55.1	126.8	>100
EBIT	*in € mill.*	28.7	96.2	>100
Total investments	*in € mill.*	69.5	45.6	-34
Capital employed	*in € mill.*	632.3	661.9	+5
Employees		4,835	5,302	+10
Sales volumes hollow bricks	*in mill. NF*	1,789	2,219	+24
Sales volumes pavers	*in mill. m²*	2.92	4.47	+53
Sales volumes concrete roof tiles [2]	*in mill. m²*	7.07	9.22	+30

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.
2) Sales volumes are not proportional, but reflect 100%.

Central-West Europe

Revenues recorded in Central-West Europe rose by 14% to € 221.3 million, but EBITDA declined slightly by 2% to € 36.5 million. The top-line growth was supported primarily by consolidation effects from the four plants acquired in Germany during the past year as well as sound development in the clay roof tile segment in Germany. A relatively strong rise in German exports, above all to Poland and the Benelux countries, improved capacity utilization in Germany, but higher freight costs led to a decline in earnings. In Switzerland and Italy revenues matched the good prior year level, whereas earnings were lower than in 2006. Central-West Europe was responsible for 18% of Group revenues and 14% of EBITDA.

Increase in German revenues through consolidation effects and exports

New residential construction in Germany was characterized by sound momentum during the first quarter – as a result of delayed completions from 2006 and favorable weather conditions at the beginning of the year – but developments were very disappointing during the second quarter. Forecasts now call for a drop in completions to below 200,000 for the entire year, which would represent a historic low. The renovation market, which is a major driver for clay roof tile sales with roughly 65% of products sold in this segment – is expected to match the prior year level.

Germany: continued decline in housing completions by year-end and stable renovation market

The second quarter of 2007 in Italy and Switzerland was marked by an expected slow-down on the market for single and two-family houses from the high level registered in past years, which was also reflected in a slight decline in sales volumes of hollow bricks. This trend is expected to continue in both countries during the second half of 2007. Adjustments were made to the prices of clay roof tiles in Germany as well as for hollow bricks and clay roof tiles in Switzerland. The margins in Switzerland declined slightly due to a higher share of merchandise sales and cost of idle capacity.

Slow-down expected on new residential construction markets in Switzerland and Italy

Central-West Europe		1-6/2006	1-6/2007	Chg. in %
Revenues	*in € mill.*	193.8	221.3	+14
EBITDA	*in € mill.*	37.1	36.5	-2
EBIT	*in € mill.*	20.4	16.8	-18
Total investments	*in € mill.*	29.9	14.5	-52
Capital employed	*in € mill.*	428.5	492.5	+15
Employees		1,968	2,422	+23
Sales volumes hollow bricks	*in mill. NF*	880	823	-7
Sales volumes pavers	*in mill. WF*	74	61	-18
Sales volumes concrete roof tiles	*in mill. m²*	2.63	3.96	+51

North-West Europe

The North-West Europe segment reported an increase of 13% in revenues to € 440.8 million and 10% in EBITDA to € 89.5 million for the first half of this year. Higher sales volumes in all product areas and moderate price increases contributed to the sound top-line growth. North-West Europe recorded 36% of revenues and 35% of Group EBITDA.

North-West Europe with higher sales volumes in all product areas

The high pace of residential construction in Belgium during the first two quarters led to a significant increase in sales volumes of hollow bricks and facing bricks. Prices were adjusted in all product groups at the start of the year to reflect the increase in energy costs. In France the single and two-family house construction fell slightly below the record 2006 level. However, investments made in the hollow brick and clay roof tile areas in recent years and favorable weather at the beginning of 2007 supported double-digit sales volume growth in all product groups. The strong

Strong residential construction markets in North-West Europe

improvement in revenues and earnings in the Netherlands exceeded expectations, although delays in building permits and a shortage of skilled labor limited the growth in sales volumes. The acquisition of further clay paver activities in the Netherlands increased merchandise sales, which caused a slight decline in margins. In Great Britain price adjustments were reflected in a further earnings growth.

Positive outlook for North-West Europe during second half-year

The outlook for North-West Europe remains positive for the second half of 2007. In France forecasts show a slight weakening in new residential construction but demand is expected to rise in all product groups, above all for hollow bricks – as the trend from concrete to hollow bricks continues. In the Netherlands a moderate increase in new residential construction and renovation is expected to drive further volume growth. The second half-year will include consolidation effects from the acquisition of the Dutch clay paver producer Korevaar, and also reflect the consolidation of Baggeridge Brick in Great Britain following the takeover as of July 1, 2007. In Belgium new residential construction should have peaked at mid-year and decline slightly over the remaining six months.

Bolt-on projects and acquisitions for further growth in the Netherlands and Great Britain

Wienerberger also continued its bolt-on growth strategy in North-West Europe during the first six months of 2007. In France two clay roof tile production lines (Lantenne, Seltz) and a hollow brick plant (Angervilliers) are currently in the start-up phase. The acquisition of Korevaar, the third largest clay paver producer in the Netherlands, carries potential for the realization of synergies and forms the basis for the further expansion of capacity in this growth segment. With its synergies and major raw material reserves, Baggeridge will also create good opportunities in Great Britain, the largest facing brick market in Europe.

North-West Europe		1-6/2006[1]	1-6/2007	Chg. in %
Revenues	*in € mill.*	391.2	440.8	+13
EBITDA	*in € mill.*	81.6	89.5	+10
EBIT	*in € mill.*	54.1	60.9	+13
Total investments	*in € mill.*	85.7	48.1	-44
Capital employed	*in € mill.*	1,023.6	1,099.1	+7
Employees		3,907	3,972	+2
Sales volumes hollow bricks	*in mill. NF*	561	621	+11
Sales volumes pavers	*in mill. WF*	804	823	+2
Sales volumes concrete roof tiles	*in mill. m²*	5.86	6.15	+5

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly.

USA

Continuing weakness in US residential construction leads to decline in revenues and earnings

Residential construction in the USA fell sharply throughout the entire reporting period. Despite the initial consolidation of Robinson Brick, revenues recorded by the USA segment declined 3% to € 165.9 million and EBITDA fell by 41% to € 18.8 million (in part also due to the weakness of the US dollar). The lower average exchange rate for the dollar had a negative effect of € 13.3 million on revenues and € 1.5 million on EBITDA in the group accounts. As a reaction to this ongoing market weakness, several production lines were closed on a temporary basis. The rising cost for idle capacity had a negative impact on earnings in the first six months. In spite of the difficult market environment, prices remained stable throughout the first half of the year. The share of US in Group revenues and EBITDA declined to 13% and 7%, respectively.

Wienerberger acquired the operating companies of Arriscraft, the leading Canadian producer of manufactured stone, during July (closing) and with this transaction took another important expansion step by entering the market in Canada. In addition to its headquarters in Cambridge, the company operates plants in St. Étienne des Grès in Quebec, Canada, and Fort Valley, Georgia, USA, and owns raw material reserves in the southwestern region of Ontario. Arriscraft is also active in the non-residential construction sector, which is currently expanding both in the USA and Canada. The acquisition of Arriscraft will create substantial opportunities for cost and revenue synergies, especially through the use of the Wienerberger direct sales network in the USA and as a basis for new bolt-on projects.

Market entry in Canada through acquisition of Arriscraft, the leading Canadian producer of manufactured stone

The latest forecast by the National Association of Home Builders (NAHB) shows a further decline of 20% in housing starts to 1.45 million units for this year. Due to the excess capacity on the market and high inventories of bricks, Wienerberger expects increasing pressure on prices during the second half of 2007. However, the consolidation of Arriscraft should allow us to record an increase in North American revenues even for this reporting year.

NAHB forecasts a 20% drop in housing starts for 2007

USA		1-6/2006	1-6/2007	Chg. in %
Revenues	*in € mill.*	171.6	165.9	-3
EBITDA	*in € mill.*	31.8	18.8	-41
EBIT	*in € mill.*	24.2	11.1	-54
Total investments	*in € mill.*	116.1	40.0	-66
Capital employed	*in € mill.*	434.3	470.5	+8
Employees		2,224	2,430	+9
Sales volumes facing bricks	*in mill. WF*	604	486	-20

Investments and Other

The Investments and Other segment is comprised primarily of the holding company and related costs as well as the non-core activities of the Wienerberger Group (primarily real estate). Revenues in this segment decreased 39% to € 5.9 million following the sale of a stove tile plant. EBITDA was also negatively influenced by higher holding company costs, and fell 72% to € -15.0 million. The 50% investment in Pipelife is consolidated at equity, and is therefore not reflected in the operating results of this segment. During the first half of 2007, Pipelife recorded a further improvement in revenues and earnings.

Pipelife is included at equity in this segment

Investments and Other [1]		1-6/2006	1-6/2007	Chg. in %
Revenues	*in € mill.*	9.7	5.9	-39
EBITDA	*in € mill.*	-8.7	-15.0	-72
EBIT	*in € mill.*	-10.6	-18.4	-74
Capital employed	*in € mill.*	21.9	11.8	-46
Employees		173	170	-2

1) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2007	4-6/2006	1-6/2007	1-6/2006
Revenues	719,993	627,953	1,227,320	1,011,899
Cost of goods sold	-432,498	-384,527	-760,128	-642,553
Gross profit	**287,495**	**243,426**	**467,192**	**369,346**
Selling expenses	-120,409	-110,857	-223,256	-197,770
Administrative expenses	-37,406	-34,474	-70,972	-64,178
Other operating expenses	-9,326	-8,017	-19,547	-13,002
Other operating income	7,079	10,698	13,133	22,440
Amortization of goodwill	0	0	0	0
Operating profit before non-recurring items	**127,433**	**100,776**	**166,550**	**116,836**
Non-recurring write-offs and provisions related to restructuring	0	0	0	0
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**127,433**	**100,776**	**166,550**	**116,836**
Income from investments in associates	10,514	7,447	13,996	9,392
Interest result	-11,081	-10,693	-22,339	-22,539
Other financial results	2,618	-146	13,439	234
Financial results	**2,051**	**-3,392**	**5,096**	**-12,913**
Profit before tax	**129,484**	**97,384**	**171,646**	**103,923**
Income taxes	-22,680	-21,183	-31,534	-22,795
Profit after tax	**106,804**	**76,201**	**140,112**	**81,128**
Thereof attributable to minority interest	2,228	1,711	2,594	987
Thereof share planned for hybrid capital holders	8,125	0	12,729	0
Thereof attributable to equity holders	**96,451**	**74,490**	**124,789**	**80,141**
Adjusted earnings per share before non-recurring items (in EUR)	**1.32**	**1.01**	**1.57**	**1.09**
Earnings per share (in EUR)	**1.31**	**1.01**	**1.70**	**1.09**
Diluted earnings per share (in EUR)	**1.32**	**1.01**	**1.70**	**1.09**

Segment Reporting

1-6/2007 *in TEUR*	Central-East Europe [1]	Central-West Europe	North-West Europe	USA	Investments and Other [2]	Group Eliminations	Wienerberger Group
Revenues	427,577	221,310	440,773	165,921	5,939	-34,200	**1,227,320**
EBITDA	126,770	36,513	89,479	18,837	-14,962		**256,637**
EBIT	96,234	16,788	60,899	11,072	-18,443		**166,550**
Total investments	45,579	14,475	48,139	39,971	2,360		**150,524**
Capital employed	661,911	492,462	1,099,097	470,453	11,915		**2,735,838**
Employees	5,302	2,422	3,972	2,430	170		**14,296**
1-6/2006							
Revenues	270,453	193,782	391,177	171,552	9,745	-24,810	**1,011,899**
EBITDA	55,148	37,076	81,551	31,814	-8,641		**196,948**
EBIT	28,684	20,411	54,120	24,183	-10,562		**116,836**
Total investments	69,499	29,914	85,710	116,098	1,176	-295	**302,102**
Capital employed	632,302	428,519	1,023,601	434,343	21,919		**2,540,684**
Employees	4,835	1,968	3,907	2,224	173		**13,107**

1) Finland and the Baltic States were transferred to the Central-East Europe segment as of January 1, 2007 (formerly: North-West Europe) for organizational reasons; the comparable figures from prior reporting periods were adjusted accordingly
2) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	30.6.2007	31.12.2006
ASSETS		
Intangible assets	648,155	637,346
Property, plant and equipment	1,756,151	1,712,395
Investment property	27,120	28,773
Investments in associates	136,056	129,389
Other financial assets	157,503	23,652
Deferred tax assets	64,955	61,442
Non-current assets	**2,789,940**	**2,592,997**
Inventories	550,934	509,843
Trade receivables	340,349	222,325
Other current receivables	81,784	91,678
Securities	64,307	63,958
Cash and cash at bank	227,231	193,531
Current assets	**1,264,605**	**1,081,335**
Total Assets	**4,054,545**	**3,674,332**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Hybrid capital	500,000	0
Retained earnings	1,220,811	1,174,075
Treasury stock	-34,365	-30,269
Translation reserve	-76,042	-69,019
Minority interest	29,599	27,436
Equity	**2,129,223**	**1,591,443**
Employee-related provisions	72,427	73,024
Provisions for deferred taxes	122,692	110,569
Other non-current provisions	60,553	58,090
Long-term financial liabilities	911,821	798,128
Other non-current liabilities	48,442	48,278
Non-current provisions and liabilities	**1,215,935**	**1,088,089**
Other current provisions	48,763	46,425
Short-term financial liabilities	279,891	606,613
Trade payables	196,976	200,328
Other current liabilities	183,757	141,434
Current provisions and liabilities	**709,387**	**994,800**
Total Equity and Liabilities	**4,054,545**	**3,674,332**

Changes in Equity Statement

in TEUR	Group	Minority interest	Total
Balance on 1.1.2007	**1,564,007**	**27,436**	**1,591,443**
Net profit/minority interest	137,518	2,594	140,112
Dividend payments	-94,923	-788	-95,711
Foreign exchange adjustment	-6,730	336	-6,394
Foreign exchange adjustment to investments in associates	-293	0	-293
Hedging reserves	12,924	21	12,945
Capital increase/decrease	492,911	0	492,911
Increase/decrease in minority interest	0	0	0
Increase/decrease in treasury stock	-4,096	0	-4,096
Expenses from stock option plans	1,359	0	1,359
Other changes	-3,053	0	-3,053
Balance on 30.6.2007	**2,099,624**	**29,599**	**2,129,223**

Cash Flow Statement

in TEUR	1-6/2007	1-6/2006
Profit before tax	171,646	103,923
Depreciation and amortization	90,087	80,112
Non-recurring write-offs related to restructuring	0	0
Write-ups of fixed and financial assets	-83	-1,800
Increase/decrease in long-term provisions	13,897	3,834
Income from associates	-13,996	-9,369
Income/loss from the disposal of fixed and financial assets	-539	-2,940
Interest result	22,339	22,539
Interest paid	-46,909	-44,926
Interest received	17,480	14,240
Income taxes paid	-20,422	-18,804
Gross cash flow	**233,500**	**146,809**
Increase/decrease in inventories	-36,934	-1,643
Increase/decrease in trade receivables	-109,192	-114,666
Increase/decrease in trade payables	-6,384	10,493
Increase/decrease in other net current assets	36,823	19,522
Changes in non-cash items resulting from foreign exchange translation	-102	-7,185
Cash flow from operating activities	**117,711**	**53,330**
Proceeds from the sale of assets	3,230	10,616
Purchase of property, plant and equipment and intangible assets	-128,643	-148,983
Payments made for investments in financial assets	-136,882	-2,838
Increase/decrease in securities	13,126	219
Net payments made for the acquisition of companies	-21,881	-153,119
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-271,050**	**-294,105**
Increase/decrease in long-term financial liabilities	113,693	-123,818
Increase/decrease in short-term financial liabilities	-319,632	472,248
Dividends paid by Wienerberger AG	-94,923	-86,415
Dividends paid to minority shareholders and other changes in minority interest	-788	-522
Dividend payments from associates	3,087	0
Capital increase Wienerberger AG	492,911	0
Cash inflows from exercise of stock options	6,243	4,561
Purchase of treasury stock	-13,392	0
Cash flow from financing activities	**187,199**	**266,054**
Change in cash and cash at bank	**33,860**	**25,279**
Effects of exchange rate fluctuations on cash held	-160	1,072
Cash and cash at bank at the beginning of the period	193,531	219,876
Cash and cash at bank at the end of the period	**227,231**	**246,227**

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of June 30, 2007 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2006 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2006, which form the basis for these interim financial statements.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group. In contrast to the prior year, the subsidiaries in Finland and Estonia are now included under the Central-East Europe segment instead of the North-West Europe segment for organizational reasons. The comparable figures from prior reporting periods were adjusted accordingly.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. As of January 1, 2007 Wienerberger acquired the remaining 65% stake in Modern Concrete, a brick merchant in the USA, as well as 100% of the shares in a building materials retailer in the Netherlands, and subsequently included these two companies through full consolidation. Another Dutch building materials retailer was acquired and fully consolidated as of April 1, 2007. Briqueterie Bar Frères, a facing brick plant in France, was also included in the consolidation as of April 1, 2007. Wienerberger Ofenkachel GmbH & Co KG (stove tiles), which was sold as of December 31, 2006, is no longer included in the consolidation.

As of June 30, 2007 Wienerberger had acquired 67.4% of the shares in Baggeridge Brick at a price of up to 247 pence per share through its public offer. Baggeridge operates five plants and is the fourth largest producer of bricks in Great Britain. These quarterly financial statements show the purchase price for Baggeridge under other financial assets (TEUR 97,867). In the coming financial reports Baggeridge will be fully consolidated as of July 1, 2007 (transfer of control). Korevaar, which was acquired as of June 30, 2007, is also included under other financial assets and will be fully consolidated as of July 1, 2007. The financial statements for the first six months from January 1, 2006 to June 30, 2006 included the Biegonice Group with two plants in Poland (consolidation as of February 1, 2006), Bogen with one clay roof tile plant in Germany (consolidation as of May 1, 2006) and a hollow brick plant near Ghent, Belgium (consolidation as of May 1, 2006) as well as the Robinson Group with one facing brick plant, three concrete block plants and several sales outlets in the west of the USA (date of acquisition: June 13, 2006) for only part of the reporting period. One clay roof tile plant (Jungmeier) in Germany, one brick plant in Austria and the Czech Colorbeton a.s. (pavers) with three production facilities were not included in the comparable prior year period. Changes in the consolidation range increased revenues by TEUR 48,657 and EBITDA by TEUR 1,781 for the period from January 1, 2007 to June 30, 2007.

On May 27, 2007 Wienerberger signed an agreement with Arriscraft International Income Fund, the leading producer of manufactured stone in Canada, for the purchase of the operating companies owned by this fund through its US subsidiary General Shale. The purchase price equaled CAD 107 million (EUR 71 million). This transaction was approved by a majority of votes at an extraordinary unitholders' meeting on July 17. Arriscraft operates two manufactured stone plants and one limestone quarry in Canada as well as a manufactured stone plant in the USA. The transaction was concluded on July 20, 2007 and therefore has no effect on these financial statements.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Capital

On February 9, 2007 Wienerberger AG issued a perpetual bond with a volume of TEUR 500,000, which is subordinated to all other creditors and carries a coupon of 6.50%. The payment of the hybrid coupon can be suspended by the company, but any suspended coupons must be paid within 12 months after the next dividend distribution. After ten years, Wienerberger AG, but not the creditors, may call the bond or extend the term at a higher variable interest rate. Since this instrument meets the IFRS criteria for classification as equity, the hybrid bond is shown as a component of equity. As a consequence of this treatment, the coupons payable are not shown under financial results on the income statement but as part of the use of earnings on the changes in equity statement. The issue costs and discount totaled TEUR 7,089 and were deducted from retained earnings. The proportional share of accrued coupon interest from the date of issue to the balance sheet date on June 30, 2007 equaled TEUR 12,729; this amount was reflected in the calculation of earnings per share, and led to a reduction of EUR 0.17 in earnings per share.

Notes to the Income Statement

Group revenues rose by 21% over the first six months of 2006 to TEUR 1,227,320. Operating profit before depreciation and amortization (EBITDA) totaled TEUR 256,637, which represents an increase of 30% over the comparable prior year value of TEUR 196,948. The number of shares outstanding equaled 74,167,796 as of June 30, 2007. Treasury stock totaled 894,603 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2007 to June 30, 2007 was 73,196,628.

Notes to the Cash Flow Statement

Gross cash flow of TEUR 233,500 for the first six months of 2007 exceeded the prior year figure by 59%. Cash outflows of TEUR 150,524 for investments and acquisitions include TEUR 55,246 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 95,278 of acquisitions and the construction or expansion of plants (growth investments). The purchase prices for the stakes in Baggeridge and Korevaar were reported as payments made for investments in financial assets. In the coming financial statements, the purchase price for the investment as well as the acquired liabilities will be included under net payments made for the acquisition of companies. In contrast to other investments in financial assets, these stakes are not included in the calculation of free cash flow.

Notes to the Balance Sheet

Maintenance capex and growth investments for the first six months of 2007 increased fixed and financial assets by TEUR 143,524. The increase in net debt as a result of investments and the seasonal rise in receivables and inventories, the dividend payment and the purchase of treasury stock was more than offset by the issue of the hybrid bond, which was recorded as equity, and led to a reduction of TEUR 259,576 in net debt. Negative, non-recognized foreign exchange adjustments of TEUR 6,687 for the first six months of 2007 were generated above all in the USA and Czech Republic. During the period from March 12, 2007 to March 21, 2007 Wienerberger repurchased 300,000 shares of its stock for TEUR 13,392 to service the stock option plan. This reduction in equity is contrasted with an increase of TEUR 12,945 in the hedging reserve as well as cash inflows of TEUR 6,243 from the exercise of stock options by eligible managers and cash inflows of TEUR 492,911 from the issue of the hybrid bond. Profit after tax increased equity by TEUR 140,112. In contrast to the previous year, financial receivables from subsidiaries and receivables arising from loans are included under securities. The comparable prior year figures were adjusted accordingly.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that these unaudited interim financial statements for the first six months of 2007 provide a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, August 21, 2007

W. Reithofer   H. Scheuch   W. Van Riet   J. Windisch

Financial Calendar

August 21, 2007	Results for the First Six Months of 2007: Press and Analysts Conference in Vienna
August 22, 2007	Results for the First Six Months of 2007: Analysts Conference in London
November 14, 2007	Third Quarter Results for 2007
November 15/16, 2007	Capital Markets Day 2007
February 14, 2008	Preliminary Results for 2007
March 26, 2008	2007 Final Results: Press and Analysts Conference in Vienna
March 27, 2008	2007 Final Results: Analysts Conference in London
May 6, 2008	First Quarter Results for 2008
May 9, 2008	139th Annual General Meeting in the Austria Center Vienna
August 19, 2008	Results for the First Six Months of 2008: Press and Analysts Conference in Vienna
August 20, 2008	Results for the First Six Months of 2008: Analysts Conference in London
November 12, 2008	Third Quarter Results for 2008

Information on the Company and the Wienerberger Share

Investor Relations Officer	Thomas Melzer
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2006
http://annualreport.wienerberger.com

The Report on the First Six Months of 2007 is available in German and English.

Wienerberger Markets in Europe


13
2 1 3
Poland
Estonia 1 1 1
1 Russia
2
Finland
1 1 Sweden
1 Norway
4
Denmark
24
6 6
2 Germany
13
6
3
1
Netherlands
14
Great Britain
10
7
2 Belgium
4 4 4
France
2 2
Switzerland
11
8
3
Czech Republic
3 2 1
Slovakia
7
5
1 2
Austria
2 2 1
Romania
1
Bulgaria
15
6
2
Hungary
1
Macedonia
1
Serbia and Montenegro
5
Italy
2 2
Slovenia
3
1 1 Croatia
Market positions
Hollow and/or facing bricks
Clay roof tiles
Joint ventures
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)
Markets with plant sites
Export markets
Number of plants
Hollow bricks
Facing bricks
Roofing systems
Pavers
3 2 1 1

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 253 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present. This includes further expansion in the East as well as optimization in the West.

Wienerberger Markets in North America



Quebec 1
Wyoming 2 2
Ontario 1
Montana 2
Michigan 3
Indiana 1 4
Ohio
New York
Illinois 1
Pennsylvania
Wisconsin
New Jersey
Delaware
Maryland 1
Virginia 2 4
Nebraska 1
West Virginia
North Carolina 2 1 5
South Carolina 3
Utah 2
Oklahoma 1
Georgia 3
Florida
Arkansas 1
Colorado 1 1 8
Mississippi 2
Kentucky 2 1 4
Tennessee 3 2 5
Alabama 1

Market positions

[1] *Facing bricks*

Number of sites

Facing bricks
Concrete products
Distribution outlets

3 2 1

Status August 2007



END